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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB
[  ]  Form  N-SAR

For  Period  Ended:  March  31,  2003

[   ]  Transition  Report  on  Form  10-K

[   ]  Transition  Report  on  Form  20-F

[   ]  Transition  Report  on  Form  11-K

[   ]  Transition  Report  on  Form  10-Q

[   ]  Transition  Report  on  Form  N-SAR

For  the  Transition  Period  Ended:  _______________________

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:


PART  I  -  REGISTRANT  INFORMATION

Calypte  Biomedical  Corporation
--------------------------------
Full  Name  of  Registrant:

__________________________
Former  Name  if  Applicable

1265  Harbor  Bay  Parkway
--------------------------
Address  of  Principal  Executive  Office  (Street  and  Number)

Alameda,  CA  94502
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City,  State  and  Zip  Code

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PART  II  -  RULES  12B-25(B)  AND  (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART  III  -  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Calypte Biomedical Corporation (the "Registrant") is still awaiting documentation in order to properly prepare a complete and accurate Form 10-Q. The Registrant has been unable to receive this data in a timely manner without unreasonable effort and expense. For the foregoing reasons, the Registrant requires additional time in order to prepare and file its quarterly report on Form 10-Q for the quarter ended March 31, 2003. The Registrant anticipates that it will have all necessary information required to complete and file its Form 10-Q within five (5) calendar days of the date hereof.


PART  IV  -  OTHER  INFORMATION

(1)     Name  and  telephone  number  of  person  to  contact  in regard to this notification
     Joseph  A.  Baratta                212             750-9700
     -------------------                ---             --------
     (Name)                    (Area  Code)             (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
     [X]  Yes  [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ]Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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Revenues for the first quarter of 2003 totaled $784,000, compared with
$1,159,000 for the comparable period in 2002. The net loss attributable to common stockholders for the first quarter of 2003 was $6,374,000, or $0.04 per common share, compared with a net loss attributable to common stockholders of $678,000, or $0.02 per common share, for the three months ended March 31, 2002. The net loss for the first quarter of 2003 included $3,587,000 in non-cash charges that were related to the grants of common stock and options and warrants as compensation for services and non-cash interest expense related primarily to the accounting for Registrant's convertible debt financing instruments. During the quarter ended March 31, 2002, non-cash charges and credits were a net credit of $1,292,000, related primarily to the gain on settlement of debt.

The change in revenue from the quarter ended March 31, 2002 as compared to the quarter ended March 31, 2003 can be attributed in part to the announcement made by the Registrant last fiscal year of its intention to wind down its operations. In anticipation of the wind down last year, many of the Registrant's customers in turn increased their order rates as a contingency in the event of a cessation of Registrant's operations and non-availability of Registrant's products. The Company subsequently restarted its operations and the Registrant's post-restart revenue for quarter ended March 31, 2003 did not reflect the uncharacteristically higher order rate reflected in the March 31, 2002 revenues.



                          CALYPTE BIOMEDICAL CORPORATION
                         -------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     May  15,  2003
     By:           /s/  Richard  D.  Brounstein
             ----------------------------------
     Richard  D.  Brounstein,  Executive  Vice
     President  and  Chief  Financial  Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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